UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________________________________________

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

December 11, 2018
(Date of Report (Date of earliest event reported))
Cottonwood Multifamily REIT II, Inc.
(Exact name of issuer as specified in its charter)

Maryland	61-1795178
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

_____________________________________________________________________

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
_____________________________________________________________________

Common Stock
(Title of each class of securities issued pursuant to Regulation A)
_____________________________________________________________________

Item 1. Fundamental Changes

Identification of Property for Investment

On December 11, 2018, Cottonwood Multifamily REIT II, Inc. (“we,” “our” or “us”), through our membership interest in a joint venture with Cottonwood Residential O.P., LP (“CROP”), CW Heights at Meridian JV, LLC (the “Joint Venture”), became obligated pursuant to a membership purchase agreement dated November 8, 2018 (the “Purchase Agreement”) to acquire a multifamily apartment community (“Heights at Meridian”).

Heights at Meridian is owned separately by Cottonwood Residential, Inc., a general partner of CROP. Under the terms of the Purchase Agreement, the Joint Venture will acquire the property from Cottonwood Residential, Inc. for $64,475,000. Our commitment to the joint venture is 90%, or $58,027,500. In evaluating the appropriate purchase price for this acquisition, we relied on unaffiliated broker guidance, as well as offers obtained from independent third parties through a broker-marketed offering process. Pursuant to the Purchase Agreement, the Joint Venture has paid $744,750 in earnest money, of which we contributed $670,275. The earnest money became non-refundable upon the expiration of the inspection period on December 11, 2018. The Purchase Agreement and related amendment is included as Exhibit 6.1 and 6.2, respectively. Please see the heading “The Form of Joint Venture Agreement” in our offering circular dated July 17, 2017 for the terms and conditions of the joint venture with CROP.

We expect the acquisition of the property by the Joint Venture to close on or around January 8, 2019. Although we expect to close in accordance with the terms of the Purchase Agreement, there can be no assurance that events will not arise that could prevent us from acquiring this property.

Item 9. Other Events

Financing

On December 6, 2018, we obtained a rate lock agreement and commitment letter with Berkadia Commercial Mortgage, LLC to finance Heights at Meridian. The loan commitment is for $33,750,000, will carry an interest-only term of 7 years, and bear interest at a fixed annual rate of 4.62%. Although we expect to close the financing of Heights of Meridian in accordance with the terms of the rate lock agreement and commitment letter, there can be no assurance that events will not arise that could prevent us from closing the financing on these terms.

Exhibits

Ex.	Name
6.1	MEMBERSHIP INTEREST PURCHASE AGREEMENT

6.2	FIRST AMENDMENT TO MEMBERSHIP INTEREST PURCHASE AGREEMENT

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY REIT II, INC.

By:	/s/ Gregg Christensen
Name:	Gregg Christensen
Title:	Chief Legal Officer and Secretary of the Company

Date:   December 14, 2018